Exhibit 99.1

Lotus Unveils Focus 2030 – Reinforcing Brand DNA with an All-New Hybrid-V8 Supercar

•	Focus 2030 targets market competitiveness and sustainable business operations through brand reinforcement and unification, close partner collaboration, financial discipline, and multi-powertrain strategy.

•	New proprietary X-Hybrid performance technology will be the first of its kind to come to market in Europe in Q4 2026, with more than 1,000 orders in China in the first month for Eletre X - showing early momentum.

•	Type 135 confirmed as an all-new hybrid-V8 supercar coming to market in 2028, reaffirming Lotus’ performance DNA.

NEW YORK, May 11, 2026 (GLOBE NEWSWIRE) – Lotus Technology Inc. (“Lotus Tech” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced Focus 2030 for Lotus, an evolved business strategy designed to underpin its competitiveness and transformation into a more flexible and sustainable business model ensuring market resilience amid external headwinds.

Built on four core pillars, including brand reinforcement, a multi-powertrain strategy, close partner collaboration, and financial discipline, the strategy marks a significant reset for the brand.

Mr. Qingfeng Feng, Chief Executive Officer of Lotus Tech, said, “Lotus was born from the rebellious spirit of Colin Chapman, and that is not lost today. Focus 2030 will reset both the brand and the business, keeping us true to our DNA. We are obsessed with engineering, performance and building drivers' cars, and that is what will grow this business.”

Protecting What Makes Lotus, Lotus

Focus 2030 puts the Lotus DNA at the heart of every decision. Regardless of product or powertrain, every Lotus has been, and will be, developed against the same set of guiding principles: lightweight design, aerodynamics, obsessive engineering, and driver engagement.

Lotus has been instrumental in shaping automotive culture for 78 years - redefining the limits of performance in racing and building the most engaging road cars in the world. This continues under Focus 2030, with design and engineering rooted in the UK, home of the brand’s identity and motorsport expertise, and R&D in China to deliver rapid scale to market.

Multi-Powertrain Strategy, Built Around the Customer

As regulatory and consumer landscapes continue to evolve globally at different speeds, Lotus will pursue an agile approach across ICE (internal combustion engine), PHEV (hybrid electric vehicle), and BEV (battery electric vehicle), targeting an approximately 60:40 mix between PHEV and BEV volume mix over its electrified portfolio in the interim, and a customer-led transition to full electrification.

Hybrid technology will play a central role, serving specific customer needs. First to come is X-Hybrid, a unique blend of ICE and BEV performance expertise that delivers long-range, flexibility, and practicality alongside sustained high performance and Lotus’ trademark driver engagement.

Lotus’ proprietary X-Hybrid technology was first launched on Eletre, as Eletre X (known as “For Me” in China). Customer deliveries have started in China, and early vehicle reception has been positive, with more than 1,000 orders placed in the first month alone. Customer deliveries in Europe are expected to begin in Q4 2026, making it the first of its kind to come to market.

Reaffirming the brand’s performance DNA, the next development of Lotus’ proprietary hybrid technology will be the unveiling of its first-ever supercar, Type 135 (also known as “Vision X”), planned for delivery in 2028. This will be an all-new car, featuring a V8 hybrid powertrain, with over 1000PS. It is expected to be manufactured in Europe, with further details to be announced later this year.

Emira continuity is confirmed, reflecting both Lotus’ commitment to manufacturing in the UK and sustained consumer demand for its combustion-engine sportscars. The company will reveal an update in the coming weeks, designed to be the most powerful and lightest Emira ever built.

Lotus’ BEV portfolio, Eletre (SUV), Emeya (GT), and Evija (Hypercar), remains a core pillar of the business, having brought new customers to the marque and broadened its commercial foundation. Lotus was an early adopter of 800V architecture through its electric SUV and GT offerings and remains committed to continued BEV innovation.

Built to Compete Globally

Lotus’ close collaboration with its major shareholder, Geely Holding Group, is central to Focus 2030. The two businesses are working together on technology development, supply-chain competitiveness, and manufacturing efficiencies to increase go-to-market speed, global scale, and margin resilience.

The partnership gives Lotus access to world-class electrification capabilities and resources, while Lotus contributes its globally recognized performance engineering expertise and brand equity to Geely Holding Group’s portfolio.

Underpinning this is the planned integration of Lotus UK and Lotus Tech into a single entity, which is expected to unify the brand, streamline governance, reduce costs, and accelerate engineering integration for next-generation performance vehicles.

Daniel Li, Chairman of the Board of Directors at Lotus Tech, and Executive Vice Chairman of Geely Holding Group, said, “Geely has believed in Lotus from the beginning, and that belief has not wavered. We are committed to giving Lotus the resources it deserves to compete at the highest level. What Lotus brings is irreplaceable, and Focus 2030 is proof that we take that responsibility seriously. We are excited for the next chapter in the brand's story."

Restoring Financial Discipline

Focus 2030 sets a clear commercial direction for the business, with a focus on targeted volumes, stronger margins, and greater emphasis on personalization. Lotus is guiding towards a steady ramp-up to 30,000 sales units annually as its full model line-up stabilizes, enabling the business to reach sustained profitability.

Over the last year, Lotus has made significant improvements across its entities to increase operational efficiency. Lotus Tech has also increased cost optimization and operational efficiency, as demonstrated by its improved margins in its full-year 2025 results.

The Company has targeted a clear and diverse strategy across its core markets:

•	China - the primary volume growth engine, leveraging strong demand for premium new energy vehicles (NEV).

•	Europe - building on racing heritage and British engineering brand equity across a diverse powertrain portfolio.

•	North America - strategy anchored in sports cars, with a new SUV market opportunity in Canada.

•	APAC and Middle East - foundations have been developed, and the brand is now active in 25 markets across the region, providing opportunities to reach new customers with its entire product portfolio.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalization and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Technology Inc. undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

For media inquiries

rk@beforethestorm.co